Mail Stop 4561

November 14, 2008

R. Stan Puckett
Chairman of the Board and Chief Executive Officer
Green Bankshares, Inc.
100 North Main Street
P.O.Box 1120
Greeneville, TN 37743

>   **Re: Green Bankshares, Inc.**
>   **Schedule 14A**
>   **Filed October 31, 2008**
>   **File No. 000-14289**

Dear Mr. Puckett:

We have completed our limited review of your Preliminary Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Jessica Livingston
Staff Attorney